221 Main St. - 3rd Floor - San Francisco, CA 94105

September 24, 2018
VIA EDGAR
Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Prosper Funding LLC
Prosper Marketplace, Inc.
Registration Statement on Form S-1 filed on June 21, 2018
File No. 333-225797 and 333-225797-01

Dear Ms. Long:
 Prosper Funding LLC (“Prosper Funding”) and Prosper Marketplace, Inc. (“PMI” and, collectively with Prosper Funding, the “Registrants”), in connection with their Registration Statement on Form S-1 (File No. 333-225797 and 333-225797-01) (“Registration Statement”), hereby request the acceleration of the effectiveness of said Registration Statement to 3:00 pm Eastern time on Thursday, September 27, 2018.

In connection with the foregoing request, the Registrants acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrants may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information, please contact Brian Rosenzweig or Matthew Gehl of Covington & Burling LLP at (212) 841-1108 or (212) 841-1113, respectively.

Respectfully submitted,
/s/ Julie Hwang
General Counsel
Prosper Marketplace, Inc.